Exhibit 99.3

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THAT ACT.

WARRANT TO PURCHASE

CLASS B ORDINARY SHARES OF

ABLE VIEW GLOBAL INC.

This certifies that [investor’s name] , or any party to whom this Warrant is assigned in accordance with its terms (the “Holder”), is entitled to subscribe for and purchase a certain number of the Class B Ordinary Shares of Able View Global Inc., a Cayman Islands exempted company (the “Company”), on the terms and conditions of this Warrant, in accordance with and as partial consideration for that certain Convertible Note Purchase Agreement (the “Agreement”), dated [    ] , 2024, entered into by and between the Holder and the Company, including the convertible note (the “Note”) attached as Exhibit A to the Agreement. Capitalized terms not defined herein have the meanings as such terms are defined in the Note. The number of Class B Ordinary Shares this Warrant entitles the Holder to purchase is as described in Article 3 of the Note.

1. Definitions. As used in this Warrant, the term:

1.1 “Conversion Price” has the meaning as the term is defined in the Note.

1.2 “Effective Date” means the date of the Optional Conversion.

1.3 “Expiration Date” means the date twelve (12) months after the Effective Date.

1.4 “1933 Act” means the Securities Act of 1933, as amended.

1.5 “Optional Conversion” has the meaning as the term is defined in the Note.

1.6 “Warrant” means this Warrant and any warrants delivered in substitution or exchange for this Warrant in accordance with the provisions of this Warrant.

1.7 “Warrant Price” means a price equal to the Conversion Price per Class B Ordinary Share.

2. Exercise of Warrant.

(a) At any time before the Expiration Date, the Holder may exercise the purchase rights represented by this Warrant, in whole or in part, by surrendering this Warrant (with a duly executed subscription in the form attached) at the Company’s principal corporate office (on the date hereof at the location specified in Section 10 of this Warrant) and by paying the Company, by check payable to the Company, the aggregate Warrant Price for the Class B Ordinary Shares being purchased.

(b) In lieu of exercising this Warrant pursuant to Section 1(a) above, the Holder may elect to exercise this Warrant on a “cashless” basis and to receive, without the payment by the Holder of any additional consideration, Class B Ordinary Shares equal to the value of this Warrant (or the portion thereof being cancelled) by surrender of this Warrant at the principal office of the Company (together with a duly executed subscription in the form attached), in which event the Company shall issue to the Holder hereof a number of Class B Ordinary Shares computed using the following formula:

X =  Y (A-B)

A

Where:  X =  The number of Class B Ordinary Shares to be issued to the Holder pursuant to this net exercise;

Y =  The number of Class B Ordinary Shares in respect of which the net issue election is made;

A =  The fair market value of one share of the Class B Ordinary Share at the time the net issue election is made;

B =  The Warrant Price (as adjusted to the date of the net issuance).

For purposes of this Warrant, the “fair market value” of one share of Class B Ordinary Share as of a particular date shall be determined as the first of the following that applies:  (i) if traded on a securities exchange such as the Nasdaq Capital Market or through an interdealer quotation system such as the OTC Bulletin Board or the OTC Markets (or any successor thereto), the fair market value shall be deemed to be the average of the closing sale prices of the Class B Ordinary Share on such exchange or quotation system over the ten (10) day period ending three (3) days prior to such particular date; (ii) if not traded on such an exchange or quotation system, the fair market value of the Class B Ordinary Share shall be the value as determined in good faith by the Board of Directors of the Company.

2.1 Delivery of Certificates. Within three (3) days after each exercise of the purchase rights represented by this Warrant, the Company shall deliver a certificate for the Class B Ordinary Shares so purchased to the Holder and, unless this Warrant has been fully exercised or expired, a new Warrant representing the balance of the Class B Ordinary Shares subject to this Warrant.

2.2 Effect of Exercise. The person entitled to receive the Class B Ordinary Shares issuable upon any exercise of the purchase rights represented by this Warrant shall be treated for all purposes as the holder of such shares of record as of the close of business on the date of exercise.

2.3 Issue Taxes. The Company shall pay all issue and other taxes that may be payable in respect of any issue or delivery to the Holder of Class B Ordinary Shares upon exercise of this Warrant.

3. Stock Fully Paid; Reservation of Shares. The Company covenants and agrees that all securities that it may issue upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges. The Company further covenants and agrees that, during the period within which the Holder may exercise the rights represented by this Warrant, the Company shall at all times have authorized and reserved for issuance enough shares of its Class B Ordinary Shares or other securities for the full exercise of the rights represented by this Warrant. The Company shall not, by an amendment to its Articles of Association or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant.

4. Adjustments. The Warrant Price and the number of Class B Ordinary Shares that the Company must issue upon exercise of this Warrant shall be subject to adjustment in accordance with Sections 4.1 through 4.3.

4.1 Adjustment to Warrant Price for Combinations or Subdivisions of Class B Ordinary Shares. If the Company at any time or from time to time after the date on which the Warrant Price is fixed at a set amount in U.S. dollars (1) declares or pays, without consideration, any dividend on the Class B Ordinary Shares payable in Class B Ordinary Shares; (2) creates any right to acquire Class B Ordinary Shares for no consideration; (3) subdivides the outstanding Class B Ordinary Shares (by stock split, reclassification or otherwise); or (4) combines or consolidates the outstanding Class B Ordinary Shares, by reclassification or otherwise, into a lesser number of Class B Ordinary Shares, the Company shall proportionately increase or decrease the Warrant Price, as appropriate.

4.2 Adjustments for Reclassification and Reorganization. If the Class B Ordinary Shares issuable upon exercise of this Warrant changes into shares of any other class or classes of security or into any other property for any reason other than a subdivision or combination of shares provided for in Section 4.1, including without limitation any reorganization, reclassification, merger or consolidation, the Company shall take all steps necessary to give the Holder the right, by exercising this Warrant, to purchase the kind and amount of securities or other property receivable upon any such change by the owner of the number of Class B Ordinary Shares subject to this Warrant immediately before the change.

4.3 Spin Offs. If the Company spins off any subsidiary by distributing to the Company’s shareholders as a dividend or otherwise any stock or other securities of the subsidiary, the Company shall reserve until the Expiration Date enough of such shares or other securities for delivery to the Holders upon any exercise of the rights represented by this Warrant to the same extent as if the Holders owned of record all Class B Ordinary Shares or other securities subject to this Warrant on the record date for the distribution of the subsidiary’s shares or other securities.

4.4 Certificates as to Adjustments. Upon each adjustment or readjustment required by this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with this Section, cause independent public accountants selected by the Company to verify such computation and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.

5. Fractional Shares. The Company shall not issue any fractional shares in connection with any exercise of this Warrant. If any fraction of a share would be issuable on the exercise of this Warrant (or specified portions thereof), the Company shall, at its election, either purchase such fraction for an amount in cash equal to the same fraction of the Warrant Price of such share of Class B Ordinary Shares on the date of exercise of this Warrant or round such fraction of a share up to one whole share.

6. Intentionally Omitted.

7. Transfer and Exchange.

7.1 Transfer. Subject to Section 7.3, the Holder may transfer all or part of this Warrant at any time on the books of the Company at its principal office upon surrender of this Warrant, properly endorsed. Upon such surrender, the Company shall issue and deliver to the transferee a new Warrant or Warrants representing the Warrants so transferred. Upon any partial transfer, the Company shall issue and deliver to the Holder a new Warrant or Warrants with respect to the Warrants not so transferred.

7.2 Exchange. The Holder may exchange this Warrant at any time at the principal office of the Company for Warrants in such denominations as the Holder may designate in writing. No such exchanges will increase the total number of Class B Ordinary Shares or other securities that are subject to this Warrant.

7.3 Securities Act of 1933. By accepting this Warrant, the Holder agrees that this Warrant and the shares of the Class B Ordinary Shares issuable upon exercise of this Warrant may not be offered or sold except in compliance with the 1933 Act, and then only with the recipient’s agreement to comply with this Section 7 with respect to any resale or other disposition of such securities. The Company may make a notation on its records in order to implement such restriction on transferability.

8. Loss or Mutilation. Upon the Company’s receipt of reasonably satisfactory evidence of the ownership and the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) of a reasonably satisfactory indemnity or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company shall execute and deliver a new Warrant to the Holder.

9. Successors. All the covenants and provisions of this Warrant shall bind and inure to the benefit of the Holder and the Company and their respective successors and assigns.

10. Notices. All notices and other communications given pursuant to this Warrant shall be in writing and shall be deemed to have been given when personally delivered or when mailed by prepaid registered, certified or express mail, return receipt requested. Notices should be addressed as follows:

(a) If to Holder, then to the address of the Holder on file in the books and records of the Company.

(b) If to the Company, then to:

Able View Global Inc.

Room 1802, Shanghai International Building

511 Weihai Road, Jing’an District, Shanghai, China

Tel: +86 185 0177 0425

Attention:	Jing Tang
Chief Financial Officer

Such addresses for notices may be changed by any party by notice to the other party pursuant to this Section 10.

11. Amendment. This Warrant may be amended only by an instrument in writing signed by the Company and the Holder.

12. Construction of Warrant. This Warrant shall be construed as a whole and in accordance with its fair meaning. A reference in this Warrant to any section shall be deemed to include a reference to every section the number of which begins with the number of the section to which reference is made. This Warrant has been negotiated by both parties and its language shall not be construed for or against any party.

13. Law Governing. This Warrant is executed, delivered and to be performed in the State of New York and shall be construed and enforced in accordance with and governed by the New York law without regard to any conflicts of law or choice of forum provisions.

Dated as of [    ] , 2024

ABLE VIEW GLOBAL INC.

By:
Name:	Jing Tang
Title:	Chief Financial Officer

SUBSCRIPTION FORM

(To be executed only upon exercise of Warrant)

The undersigned Holder hereby irrevocably elects to exercise the attached Warrant and to purchase ____________ Class B Ordinary Shares of Able View Global Inc. issuable upon the exercisable of such Warrant and requests that certificates for such Class B Ordinary Shares be issued in the name of:

_________________________________

(Please type or print name and address)

_________________________________

_________________________________

_________________________________

(Social Security or Taxpayer I.D. No.)

and delivered to ___________________________________________________________________________________

________________________________________________________________________________________________

(Please type or print name and address)

and, if such number of Class B Ordinary Shares shall not be all the Class B Ordinary Shares evidenced by such Warrant, that a new Warrant for the balance of such Class B Ordinary Shares shall be registered in the name of, and delivered to, the Holder at the address stated below. Capitalized terms used and not defined herein shall have the respective meaning ascribed to them in the attached Warrant.

In full payment of the purchase price with respect to the Class B Ordinary Shares exercised, the undersigned hereby [tenders payment of $ ________ by check payable in United States currency to the order of Able View Global Inc. pursuant to Section 2(a) of the attached Warrant][exercises the attached Warrant with respect to _____ Class B Ordinary Shares via means of cashless exercise pursuant to Section 2(b) of the attached Warrant and instructs the Company to issue _____ Class B Ordinary Shares to the Holder.]

Dated:

(Address)

(Social Security or Taxpayer I.D. No.)

ISSUE OF A NEW WARRANT

(To be executed only upon partial exercise,

exchange, or partial transfer of Warrant)

Please issue ____Warrants, each representing the right to purchase ____Class B Ordinary Shares of Able View Global Inc. to the registered holder.

Dated:

(Signature of Registered Holder)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned registered Holder of this Warrant sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under the Warrant, with respect to the number of Class B Ordinary Shares set forth below (the “Transfer”):

Name of Assignee	Address	No. of Shares

The undersigned irrevocably constitutes and appoints____________ as the undersigned’s attorney-in-fact, with full power of substitution, to make the transfer on the books of Able View Global Inc.

Dated:

(Signature)